Ballard Power Systems Inc.

News Release

Ballard Confirms Service Continuity For Fuel Cell Bus Customers Following ISE Corp. Filing

For Immediate Release – August 10, 2010

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) confirms, in response to today’s submission of a US Chapter 11 filing by ISE Corporation, that Ballard has plans in-place with partner companies to ensure service continuity for affected customers, specifically BC Transit and Transport for London. Ballard works with a number of system integrators on fuel cell bus projects, in addition to ISE, including BAE Systems, Advanced Public Transportation Systems bv, and Tuttotrasporti.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

Further Information
Investor Relations: Lori Rozali
Work:	+1.604.412.3195

investors@ballard.com
Public Relations: Guy McAree
+1.604.412.7919
media@ballard.com